SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. 5-B)*


                           General Communication, Inc.
                                (Name of Issuer)


                              Class B Common Stock
                         (Title of Class of Securities)


                                   369385 20 8
                                 (CUSIP Number)


                                 John M. Lowber
                   Vice President and Chief Financial Officer
                           General Communication, Inc.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503
                                 (907) 265-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 1997
                          (Date of Event Which Requires
                             Filing of this Report)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this report [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this report, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 20 8

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.
         Ronald A. Duncan
         ###-##-####

(2)      Check the Appropriate Box if a Member of a Group (See Instructions).
         (a) X
         (b)

(3)      SEC Use Only.

(4)      Source of Funds (See Instructions)
         N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         None

(6)      Citizenship or Place of Organization.
         United States of America.

Number of Shares           (7)      Sole Voting Power         None
by Each Reporting
Person With:               (8)      Shared Voting Power       18,129,224 (1,2,5)

                           (9)      Sole Disposition Power    None

                           (10)     Shared Disposition Power  459,974 (3)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

         18,594,938 (3,4,5,6)

-------------------
     1 All of these shares are subject to the Voting Agreement as described in Items 4 and 6 of this Statement. Does not include shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Duncan as described in Item 5 of this Statement.

     2 Each share of Class B common stock entitles the holder to ten votes in a matter submitted to the shareholders for a vote.

     3 Includes shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Duncan, and shares subject to the Security Agreements, both as described in Item 5 of this Statement.

     4 Includes shares gifted by Mr. Duncan to a trust as described in Item 5 of this Statement.

     5 Includes 1,007,511 shares of Class A Common Stock and 468,216 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest and includes 17,119,211 shares of Class A and Class B (readily convertible into Class A) Common Stock held by other parties to the Voting Agreement, to which Mr. Duncan disavows any pecuniary interest.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/5                               PAGE 2

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

         N/A

(13)     Percent of Class Represented by Amount in Row (11).

         37.7% (3,4,5,6)

(14)     Type of Reporting Person (See Instructions).

         IN



Item 1.  Security and Issuer.

         This amendment no. 5-B to Schedule 13D ("Statement") relates to the Class B common stock ("Class B Common Stock") of General Communication, Inc. ("Company"). The Company has also issued Class A Common Stock ("Class A Common Stock") The principal offices of the Company are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.


-------------------
     6 A percentage of the combination of Class A and Class B shares outstanding.


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/5                               PAGE 3

Item 2.  Identity and Background.

         This Statement is filed by and on behalf of Ronald A. Duncan, amends Mr. Duncan's currently effective Schedule 13D on his ownership of Company Class B Common Stock, and incorporates by reference all previous amendments and filings of that presently effective Schedule 13D.

         (a)      Name:  Ronald A. Duncan.

         (b) Residence or Business Address: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

         (c) Present principal occupation: President and Chief Executive Officer, General Communication, Inc. 2550 Denali Street, Suite 1000, Anchorage Alaska 99503.

         (d)      Conviction in criminal proceeding during past 5 years:  None.

         (e)      Party to civil  proceeding  during  past 5 years  and  thereby
                  subject  to  judgment,   etc.,   regarding  state  or  federal
                  securities laws: Never.

         (f)      Citizenship:  United States of America.

         Mr. Duncan continues to be a party to the voting agreement dated October 31, 1996 ("Voting Agreement") with several other persons (with Mr.
Duncan, "Voting Group"). See Amendment 4-B to Mr. Duncan's Schedule 13D. On August 1, 1997 ("Event Date"), the Company, through an underwriting, offered and sold 7,000,000 new shares of Class A Common Stock and several shareholders of he Company sold approximately 6,380,000 shares of Class A Common Stock ("Stock Offering"). One of those selling shareholders, TCI GCI, Inc. ("TCI"), was one of the participants in the Voting Agreement. As a result of the Stock Offering, TCI sold all of its shareholdings in the Company (590,043 shares of Class B Common Stock were converted to 590,043 shares of Class A Common Stock through exchanges with Mr. Duncan in the amount of 220,043 shares ("Duncan Exchange") and others for the balance of 370,000 shares) and is no longer a participant in the Voting Agreement. Certain other members of the Voting Group sold portions, but not all of their respective shares of Class A Common Stock in the Stock Offering. The Voting Agreement governs the voting of the Class B Common Stock and the Class A Common Stock owned by members of the Voting Group. The Class B Common Stock, a portion of which is owned by certain members of the Voting Group, is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock and as a result of the Voting Agreement, the Voting Group may be deemed to be the beneficial owner in the aggregate of more than five percent of the outstanding Class B Common Stock.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/5                               PAGE 4

         Notwithstanding the foregoing, Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class B Common Stock in which he has a pecuniary interest. Mr. Duncan has a pecuniary interest in shares of Class A Common Stock. See Item 5 of this Statement for the discussion of the Class B Common Stock owned by Mr. Duncan.


Item 3.  Source and Amount of Funds or Other Considerations.


         No personal funds were expended by Mr. Duncan in the matters which have caused the amendment to Mr. Duncan's Schedule 13D as contained in this Statement. The Duncan Exchange consisted of an exchange of 220,043 shares of his Class A Common Stock for the same number of shares of Class B Common Stock held by TCI.

Item 4.  Purpose of Transaction.

         Under the Duncan Exchange, Mr. Duncan acquired Class B Common Stock owned by TCI in anticipation of their otherwise being converted to Class A Common Stock and sale by TCI. TCI was indifferent to the nature of the conversion of its Class B Common Stock to Class A Common Stock in that it simply wished to sell its interests in the Company.

         Except as set forth above or as set forth in Item 6 in this Statement, Mr. Duncan has no present plans or proposals which may relate to or would result in any of the following:

         (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on that board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other  material  change in the Company's  business or corporate



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/5                               PAGE 5
structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) As a result of the Voting Agreement and pursuant to Rule 13d-5, each of the parties to the Voting Agreement may be deemed to be a member of a "group," and thereby beneficially own all of the shares owned by all other parties to the Voting Agreement. The parties to the Voting Agreement beneficially own directly 18,594,938 shares of Company common stock, or approximately 37.7% of the outstanding Company Common Stock, 2,045,056 shares of which are Class B Common Stock held by certain of the parties of the Voting Agreement and issuable as and upon conversion to Class A Common Stock. The "group" for purposes of Rule 13d-5 is comprised of the members of the Voting Group (as defined in Item 2 above). The reporting person filing this Statement is Mr.
Duncan only.

         Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security.

         Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those Class B Common Stock and Class A Common Stock in which Mr. Duncan has a pecuniary interest as described in this Statement.

         The  aggregate  number and  percentage  of  securities  (Class B Common
Stock)


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/5                               PAGE 6
beneficially owned by Mr. Duncan as of the Event Date (and subsequent to closing on the Stock Offering) were 468,216 shares and 11.5%, respectively. These securities consisted of the following: (1) 453,751 shares which are subject to the Voting Agreement; (2) 6,223 shares held for the benefit of Mr. Duncan by virtue of his participation in the Company's Qualified Employee Stock Purchase Plan ("Stock Purchase Plan"); and (3) 8,242 shares held by the Amanda Miller Trust, where Ms. Miller is the daughter of Mr. Duncan's spouse Dani Bowman and the beneficiary of the trust, and Mr. Duncan has a reversionary interest in those shares. Mr. Duncan is not a trustee or other officer, employee, or agent of the trust nor does he exercise any voting, investment, or dispositive powers over the investments of the Amanda Miller Trust, other than should all beneficiaries die before Ms. Miller reaches age 21, the property of the trust reverts to Mr. Duncan. These aggregate shares do not include 27,020 shares held by Ms. Bowman, to which shares Mr. Duncan disavows any interest and do not include the shareholdings of other members of the Voting Group to which Mr. Duncan disavows any pecuniary interest.

         To the best knowledge and belief of Mr. Duncan, the aggregate number and percentage of securities (Class B Common Stock) beneficially owned by other Parties (as defined in Item 5(b) of this Statement) to the Voting Agreement were, as of the Event Date (and subsequent to closing on the Stock Offering), as follows: (1) Mr. Walp - 303,457 shares (not including total holdings of 372,845 shares of Class A Common Stock in which he has a pecuniary interest) and 7.5%;
(2) MCI Telecommunications Corporation ("MCI") - 1,275,791 shares (not including holdings of 8,251,509 shares of Class A Common Stock in which MCI has a pecuniary interest) and 31.4%; (3) Prime Group - no shares of Class B common stock (not including total holdings of 6,956,246 shares of Class A Common Stock in which the members of the Prime Group have pecuniary interests). The Prime Group is composed of the following persons: (1) Prime Cable Growth Partners, L.
P. and its affiliates as reported in its Schedule 13D filed with the SEC in September 1997 as comprised of the following -- Prime II Management, Inc., Prime Cable G.P., Inc., Prime Cable Growth Partners, L.P., Prime Cable Limited Partnership, Prime II Management Group, Inc., Prime II Management, L.P., Prime Investors, L.P., Prime Venture I Holdings, L.P., Prime Ventures I, Inc., and Prime Ventures II, L.P.; (2) William Blair Venture Partners III Limited Partnership; (3) Austin Ventures, L.P.; (4) Centennial Fund III, L. P.; (5) BancBoston Capital, Inc.; (6) First Chicago Investment Corporation; and (7) Madison Dearborn Partners V.


         (b) The number of shares of Class B Common Stock as to which the following apply to Mr. Duncan are as follows (not including 1,007,511 shares of Class A Common Stock as to which Mr. Duncan has a pecuniary interest): (1) sole power to vote or to direct the vote -- none (and none of Class A Common Stock as to which Mr. Duncan has a pecuniary interest); (2) shared power to vote or to direct the vote -- 459,974 shares; (3) sole power to dispose or to direct the disposition -- no shares; and (4) shared power to dispose or to direct the disposition -- 459,974 shares.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/5                               PAGE 7

         Mr. Duncan shares the power to vote the securities identified previously in this Item 5 with three other persons, pursuant to the Voting Agreement described in Items 4 and 6 of this Statement, as follows: (1) Robert
M. Walp; (2) MCI; and (3) the Prime Group (through its designated agent, Prime II Management, L.P.).

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 6,223 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; and (2) 453,751 shares issued pursuant to certain warrants, all of which shares are subject to security agreements ("Security Agreements"). The Stock Purchase Plan was adopted by the shareholders of the Company at the December 17, 1986 annual shareholder meeting. The business address of the Stock Purchase Plan is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503. Under one of the Security Agreements (233,708 shares Class B Common Stock ), Mr. Duncan shares the power of disposing of the subject shares with WestMarc Communications, Inc., a Nevada corporation, the former parent company of the Company ("WSMC"). The other Security Agreement (220,043 shares Class B Common Stock) is pledged to secure a note owed to the Company. The business address for WSMC is 5619 DTC Parkway, Englewood, Colorado 80111. Neither the Stock Purchase Plan nor WSMC (to the best information and belief of Mr. Duncan) has been convicted in a criminal proceeding nor been a party to civil proceedings regarding state or federal securities law. The Amanda Miller Trust is described in Item 4 of this Statement.

         (c)      None.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends other than stock dividends.

         (e)      N/A.


Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         None,  other than as described in previous  amendments to Mr.  Duncan's
Schedule 13D and as qualified in this Item 6.

         As described in Item 2 of this Statement, the Voting Group entered into the Voting Agreement on October 31, 1996 whereby the parties thereto agreed to vote all shares of Class A Common Stock and Class B Common Stock, in accordance with the terms and conditions of the Voting Agreement for certain nominees to the board of directors of the Company and on other such matters as further described in amendment 4-B to Mr. Duncan's Schedule 13D, except that TCI will no longer have voting rights under the Voting Agreement.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/5                               PAGE 8

Item 7.  Material to be Filed as Exhibits.

         None.



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.


Date

September 30, 1997


Name/Title



/s/ Ronald A. Duncan
RONALD A. DUNCAN
President and Chief Executive Officer
General Communication, Inc.


         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/5                               PAGE 9